SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.1)
BIOTIME INC.
(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)
George Karfunkel 59 Maiden Lane New York, New York 10038l (212) 936-5100
(Name, address and telephone number of person authorized to receive notices and communications)
July 10, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s)) (Page 1 of 5 Pages)

CUSIP No. 09066L105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: George Karfunkel. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER	4,696,502
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	4,696,502
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		4,696,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):8.5%		15.4%
14	TYPE OF REPORTING PERSON:	IN

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D (the “Statement”) pertaining to the common shares, no par value (the “Shares”), of BioTime, Inc., a California corporation (the “Company” or “BioTime”), and is filed by George Karfunkel.  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information Mr. Karfunkel’s cover sheet and the information presented in response to Item 6 is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Karfunkel has no plans or proposals which relate to or would result in:

(a)           The acquisition by any person of additional securities of BioTime, or the disposition of securities of BioTime, except as described in Item 6.  However, in addition to the possible acquisition of additional BioTime Shares pursuant to the Credit Agreement described in Item 6, Mr. Karfunkel may from time to time (i) purchase additional Shares and Warrants on the OTC Bulletin Board at prevailing market prices, or at prices related to the prevailing market price, or in privately negotiated transactions, (ii) purchase additional Shares through the exercise of Warrants that he now owns or that he may acquire in the future, (iii) sell Shares and Warrants from time to time on the OTC Bulletin Board at prevailing market prices, or at prices related to the prevailing market price, or in privately negotiated transactions, or (iv) otherwise transfer or dispose of Shares and Warrants in other transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           As of the date of this statement, Mr. Karfunkel beneficially owned the Shares and the percentage of the outstanding Shares of BioTime shown the cover page, which information is incorporated by reference herein.  The percentage is based upon information provided by BioTime as to the number of shares outstanding as of June 4, 2009, plus the number of additional Shares reported by BioTime as having been sold to Mr. Karfunkel and Broadwood Partners, L.P. on or about July 10, 2009.

The Shares beneficially owned by Mr. Karfunkel include (a) 2,496,502 Shares owned by Mr. Karfunkel as of the date of this Statement, and (b) 2,200,000 Shares that Mr. Karfunkel may acquire upon the exercise of Warrants owned by Mr. Karfunkel as of the date of this Statement.  Any shares that may be acquired by Mr. Karfunkel in exchange for a BioTime promissory note under BioTime’s Credit Agreement, described in Item 6, are not included in the Shares beneficially owned by Mr. Karfunkel

(b)           As of the date of this Statement, Mr. Karfunkel had the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of 2,496,502 Shares.

If Mr. Karfunkel were to exercise the 2,200,000 Warrants he owns as of the date of this Statement, which are all presently exercisable, he would hold the sole power to vote or direct the vote, and sole the power to dispose or direct the disposition of such Shares upon the issuance of such Shares.

(c)           The only transactions in the Shares by Mr. Karfunkel in the last 60 days are those described in Item 6.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 13, 2009, Mr. Karfunkel entered into the a Stock and Warrant Purchase Agreement (the “Purchase Agreement”) with BioTime pursuant to which Mr. Karfunkel purchased 1,100,000 Shares and 1,100,000 Warrants for $2,000,000.  Under the Purchase Agreement, Mr. Karfunkel was also given the right to purchase an additional 1,100,000 Shares and an additional 1,100,000 Warrants for an additional $2,000,000 on or before July 14, 2009, and on July 10, 2009 Mr. Karfunkel exercised his right to purchase such additional Shares and Warrants.

The Shares and Warrants were offered and sold to Mr. Karfunkel by BioTime without registration under the Securities Act in reliance upon an exemption from registration under Section 4(2).  BioTime has entered into a Registration Rights Agreement under which it has agreed to file a registration statement to register the Shares and Warrants, and the Shares issuable upon the exercise of the Warrants, for sale under the Securities Act, subject to certain limitations.  BioTime has also agreed to permit Mr. Karfunkel to include the Shares in any future registration statements that BioTime may file after May 15, 2010, subject to certain limitations.

The above description of the Purchase Agreement, the Registration Rights Agreement, and the Warrants is a summary only, and is qualified in all respects by the full content of those documents which have been filed with the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.

Dated:  July 13, 2009

George Karfunkel
George Karfunkel